UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Unaudited Pro Forma Financial Information reflects financial information, which gives effect to the acquisition of all of the outstanding common shares of Hesperia Holding Corp ("HHC") (a Nevada Corporation) in exchange for 10,415,845 shares of common stock of Hesperia Holdings, Inc. ("HHI") (formerly Saveyoutime.com, Inc.) (a Nevada Corporation).

The Pro Forma Statements included herein reflect the use of the purchase method of accounting for the above transaction. The acquisition of HHC, which closed on April 10, 2003 was accounted for as a reverse acquisition as the former stockholders of HHC controlled the voting common shares of the Company immediately after the acquisition. Such financial information has been prepared from, and should be read in conjunction with, the historical unaudited financial statements of HHC and HHI included in this memorandum.

The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on March 31, 2003. The Pro Forma Statement of Operations gives effect to the transaction as if it had occurred at the beginning of the earliest period presented, combining the results of HHC for the three months ended March 31, 2003 and HHI for the three months ended March 31, 2003.

Hesperia Holdings, Inc.
Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2003
ASSETS	Hesperia Holdings, Inc. (NV)	Hesperia Holding Corp (NV)	Pro Forma Adjustments		(Unaudited) Pro Forma Holdings, Inc. (NV)
Current assets:
Cash and cash equivalents	$ -	$ 5,608			$ 5,608
Accounts receivable, Net	-	612,153			612,153
Loans receivable - officers	-	21,064			21,064
Other receivables	-	1,556			1,556
Inventory	-	50,543			50,543
Total current assets	-	690,924			690,924

Fixed assets, net	-	125,664			125,664

Total assets	$ -	$ 816,588	$ -		$ 816,588

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Checks issued in excess of available cash	$ -	$ 190,266			$ 190,266
Accounts payable	-	32,432			32,432
Line of credit	-	51,427			51,427
Other current liabilities	-	264,451			264,451
Total current liabilities	-	538,576			538,576

Long-term liabilities	-	18,825			18,825
Note payable for treasury stock	-	188,000			188,000
Loans from shareholders	-	255,223			255,223
Interest payable to shareholders	-	52,288			52,288

Total Liabilities	-	1,052,912			1,052,912

Shareholders' equity
Common stock, $.001 par value	6,504	10,202	(6,504)	(1)
					10,202
Additional paid in capital	-	201,472
					201,473
Retained (deficit)	(6,504)	(447,998)	6,504	(1)	(447,999)
Total shareholders' equity (deficit)	-	(236,324)			(236,324)

Total liabilities and shareholders' equity	$ -	$ 816,588	$ -		$ 816,588

Hesperia Holdings, Inc.
Pro Forma Condensed Consolidated Statement of Operations
For the three months ended March 31, 2003
	Hesperia Holdings, Inc. (NV)	Hesperia Holding Corp (NV)	Pro Forma Adjustments	(Unaudited) Pro Forma Hesperia Holdings, Inc.

Sales	$ -	$ 1,704,886		$ 1,704,886

Cost of sales	-	1,129,409		1,129,409

Gross Profit	-	575,477		575,477

Officer salaries	-	52,600		52,600
Depreciation and amortization	-	13,114		13,114
Selling general and administrative expenses	-	375,303		375,303

Operating income (loss)	-	134,460		134,460
		.
Other income (expense)
Interest income	-	14		14
	-	14		14

Net income (loss)	$ -	$ 134,474		$ 134,474

Basic and diluted (loss) per common share	$ -	$ 0.013		$ 0.013

Weighted average number of
common shares outstanding	6,504,370	10,201,845		10,201,845

Hesperia Holdings, Inc.
Notes to Pro Forma Financial Statements

Note 1

To reflect the recapitalization of Hesperia Holdings, Inc. ("HHI") with the book value of net assets of Hesperia Holding Corp ("HHC") at the acquisition date. Because the acquisition was accounted for as a reverse acquisition, there was neither goodwill recognized nor any adjustments to the book value of the net assets of HHC that would affect the pro forma statement of operations.